SilverCrest's Las Chispas Construction Update -

Commissioning on Schedule for Q2, 2022

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - April 28, 2022 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to provide an update on construction activities at the Company's Las Chispas Project ("Las Chispas" or the "Project") located in Sonora, Mexico. All currency amounts herein are presented in United States Dollars, unless otherwise stated.

Highlights

  Commissioning On Schedule for Q2, 2022 - At the end of the first quarter of 2022 ("Q1, 2022"), overall construction progress at Las Chispas was 95.7%. Start-up of the plant remains on track for Q2, 2022, in line with the Feasibility Study* despite a decline in labour availability in Q1, 2022 due to COVID-19 which eliminated the schedule gains made in 2021.

  Capital Costs Remain on Budget - To the end of Q1, 2022, the Company has committed $114.6 million (83.2%) of the $137.7 million Feasibility Study capital cost estimate and $108.0 million was incurred. Of the remaining capital budget to be incurred in Q2, 2022 ($29.7 million), 22% ($6.3 million) is related to the Ausenco** fixed price EPC contract for process plant construction and 27% ($8.0 million) is unused contingency.

  Temporary Power Installed, Grid Power Partially Energizing Las Chispas - SilverCrest's section of the power line was energized in early April 2022. The Comision Federal de Electricidad ("CFE") is responsible for the remaining part of the power line and it remains on track to be completed in Q2, 2022 and energized in Q3, 2022. To ensure the plant can be energized immediately upon final completion, rental diesel generators sufficient to support the mining operations, ramp-up and operation of the plant at full capacity were commissioned in Q1, 2022 and are operational.

  Underground Development Continues on Schedule, First Stopes Completed - SilverCrest completed 2.0 kilometres ("km") of underground development in Q1, 2022 for a total of 19.5 km of underground development since 2019. Unit underground development costs continued to track slightly under budget. Two of the four mining methods proposed in the Feasibility Study, long hole and resue, commenced with the extraction of select stopes in the Babicanora Main, Vista and Norte veins.

  Site Safety and COVID-19 - At the end of Q1, 2022, after 2.46 million work-hours completed since the start of construction, the Company's Lost Time Injury Frequency Rate ("LTIFR") was 0.57 per 200,000 working hours and its Total Recordable Injury Frequency Rate ("TRIFR") was 3.98 per 200,000 working hours. To date, SilverCrest continues to operate a confined camp, has conducted more than 20,000 PCR tests and remains committed to its COVID-19 protocols.

  H1, 2022 Exploration and Updated Technical Report - The H1, 2022 exploration focus at Las Chispas is to map and sample unexplored areas and generate new drill targets. The Updated Technical Report is now targeted to be released in H1, 2023 (previously H2, 2022) which will allow for additional data from further in-vein drifting, initial months of stoping and processing, reconciliation, and recent delineation drill results to be included.

  Balance Sheet Remains Robust - As at March 31, 2022, SilverCrest had cash and cash equivalents of $152.0 million and $30.0 million available under a $120.0 million project financing facility (the "Credit Facility") with an affiliate of RK Mine Finance. In addition to accounts payable and accrued liabilities of $10.7 million at the end of the quarter, $29.7 million of the capital cost budget remains to be incurred on the Project. SilverCrest remains well funded for plant start-up and ramp-up beginning in Q2, 2022, while still retaining a strong working capital position.

* NI 43-101 Technical Report & Feasibility Study on The Las Chispas Project dated January 4, 2021 ("Feasibility Study") ** Engineering, Procurement, and Construction ("EPC") contract with Ausenco Engineering Canada Inc. ("Ausenco")

Pierre Beaudoin, COO, remarked, "Despite the challenges that Omicron posed in January and February, we are extremely pleased that construction remains on schedule as outlined in the Feasibility Study. This was no doubt a challenging first quarter, but we are in a favorable position as we head into the last stretch of construction. The energization of SilverCrest's portion of the power line was one of the many milestones that our team has accomplished over the last few quarters, and they are now focused on the last few items that will allow plant start-up on schedule in Q2, 2022. On the mining front, Omicron also created challenging conditions as we started with two mining methods. Despite these challenges, we are entering Q2, 2022 with momentum building and a good understanding of the adjustments required. I wish to take this opportunity to thank all our employees and contractors for their resilience as we enter the final stage of construction. We are excited to know this critical milestone is around the corner."

N. Eric Fier, CPG, P.Eng, and CEO, stated, "We are excited and proud to be nearing commissioning in Q2, 2022. Our continued success can be attributed to the extraordinary efforts from our team and contractors in Mexico and Canada as well as the support from the local community. Hard work, determination and risk management processes put in place have allowed us to progress to where we are at today despite the many challenges faced by our industry. We are happy to report that we are still on time and budget and have maintained a strong balance sheet which provides flexibility as we begin the transition to the next phase of the Company."

Las Chispas Construction

Construction of the plant and surface infrastructure continued to track on budget and schedule. At the end of Q1, 2022, overall construction was 95.7%. In the quarter, the impact of the Omicron variant on construction personnel was felt across all development fronts but more so with the Ausenco scope and underground stoping.

During the quarter, the pumping system was completed and energized, and the temporary power station was also completed and is now operational. Other key infrastructure projects (process plant and assay lab) are on schedule and expected to be completed in early Q2, 2022. The dry stack tailings facility was nearly complete at the end of Q1, 2022 and reached completion in early Q2, 2022. The Company's Q1, 2022 progress on its remaining construction and development activities are as follows and shown in Figures 1 to 7 attached:

Area	Status	Progress to date
Process Plant Construction	On Schedule

Plant construction stands at 97.1% completion and is on track with the Feasibility Study schedule.

The Steel-Mechanical-Piping (SMP) contract is 99% complete, the Electricity Instrumentation (EI) contract is 87% complete while the Pre-engineered building, the site tanks and the refinery contracts are all at 100% complete.

Pre-commissioning of the plant is at 44% and is expected to be at 100% by May 2022. The crushing, flotation and leach components have completed pre-operational testing and are ready for ore feed. Hand-over to SilverCrest is expected in Q2, 2022.

Electrical Grid Powerline (81 km) Construction	Energized at 2.0 MW Expect to increase load to 6.4 MW in Q2, 2022 Full energization expected in Q3, 2022

The 33 KV powerline planned for the Las Chispas Project is 81 km long. The combined estimated construction progress is at 78.6%.

The first section (27 km) is owned and managed directly by CFE, the state-owned electric utility, and consists of the upgrade of a 33 KV line already in service. The construction (up-grade) progress is estimated at 23%. The upgrade of this section remains on schedule for completion in Q2, 2022.

The second section of 54 km is owned and managed by the Company. The construction of this section is now complete and was energized (2.0 MW) in early Q2, 2022. Discussions are underway with CFE to increase the load from 2.0 MW to 6.4 MW in Q2, 2022. The final energization of the powerline to site (7.6 MW) is now anticipated to be in Q3, 2022 due to the delayed delivery of the Power Factor Corrector and Harmonic Filter, both of which are required for the safe and efficient operation at maximum load.

The temporary rental 6.0 MW diesel generators were commissioned in Q1, 2022 and are now being used to power up the plant pre-commissioning activities. When combined with existing U/G generators and current grid capacity (2.0 MW), the installed capacity provides enough energy (and flexibility) to power the underground operation and the entire site including operation of the plant at full design capacity.

Underground Development	On Schedule

At the end of Q1, 2022, total underground development completed at the Project reached 19.5 km and is now 2.2 km ahead of the Feasibility Study life of mine (LOM) plan. Initial stopes in the Babicanora Main, Babicanora Norte and Babi Vista veins were extracted in the quarter.

Underground Infrastructure	On Schedule	All major infrastructure components are on site and ready for installation in Q2, 2022; primary ventilation fan upgrade, underground compressor, electrical substations and dewatering pumps.
Stockpile Growth	Slightly Behind Schedule

Stockpiles increased by an estimated 18,500 tonnes of mineralized material. This total is approximately 6,000 tonnes less than expected due to a slower (Omicron impact) than expected ramp up of stoping activities as the Company undertook initial stopes in a number of veins.

Mine to Plant Reconciliation will be undertaken throughout 2022 in parallel with plant ramp-up.

Tailings Facility Construction (Dry Stack)	Complete	Construction started in Q4, 2021 and reached 98.6% at the end of Q1, 2022. This project was completed in early April 2022.
Assay Lab Construction	On Schedule

Construction of the assay lab facility in the nearby (est. 14 km) community of Arizpe began in Q3, 2021. Construction reached 92.1% at the end of Q1, 2022 and the lab is expected to be commissioned ahead of plant start-up.

Pumping Station	Complete	The pumping station construction was completed in Q1, 2022. This infrastructure is now fully operational.

Project Capital Remains on Budget

At the end of Q1, 2022, $114.6 million (or 83.2% of the total capital cost estimate) was committed across all capital cost categories (process plant, underground development and infrastructure, surface infrastructure, and owner's costs) and $108.0 million was incurred. $29.7 million of capital cost is estimated to be left to incur in Q2, 2022.  Of the estimated remaining capital cost to be incurred, 22% ($6.3 million) relates to the fixed price Ausenco scope of work (process plant construction) and 27% ($8.0 million) is the remaining contingency. The remaining capital pertains to the SilverCrest scope of work ($5.3 million, includes tailings, powerline, assay lab, pumping station and other smaller items), underground development and infrastructure ($7.2 million) and the Company's project level general and administrative costs (owner's costs) ($2.9 million).

Underground Development

Since commencing underground development in Q1, 2019, ahead of the release of the initial economic study, a total of 19.5 km of development has been completed at the Project. In-vein drifting now totals 4.1 km and access has been established in 4 veins in the Babicanora Area. An additional 2.2 km of underground development above the 2021 Feasibility Study has been completed.  Development costs continued to track slightly under the budgeted unit cost per metre.

An estimated 18,500 tonnes were placed on the stockpile in the quarter. The Feasibility Study production profile includes processing from the historic lower grade stockpiles (162,600 tonnes) and recently developed stockpile at Las Chispas, providing upfront material for ramp-up of the process plant, flexibility, and risk reduction during ramp-up. The lower grade historic stockpiles will be a key element for reducing ramp-up risk as they will be used initially as blending material for processing and as needed through the end of 2024, allowing for a more measured ramp-up of the underground mining rate.

Operational Readiness Plan ("ORP")

The Company continued to advance its ORP in the quarter. At the mine, the underground mining contractor selected for mine operation-development-production, has mobilized most of its early planned equipment and reported that it has hired 94% of its essential underground staff. In the quarter and as planned, SilverCrest hired a Mine Underground Manager who has extensive underground experience in Mexico.

For the process plant, the recruitment was largely completed during Q1, 2022 and efforts focused on staff training, maintenance planning and spare parts procurement. The SilverCrest commissioning team is ready to take over from Ausenco in Q2, 2022.

The Company anticipates ramping-up the underground mine to 750 tonnes per day by the end of Q4, 2022, largely in-line with the strategy of staged ramp-up as outlined during the Feasibility Study. The plant start-up with ore feed remains on track to take place in Q2, 2022 and similarly to the mine, the plant ramp-up will largely follow the plan outlined in the Feasibility Study. The plant is expected to reach its nameplate capacity of 1,250 tonnes per day in Q4, 2022 while metallurgical recoveries are expected to reach Feasibility Study parameters in 2023. As stated in the Feasibility Study, the processing plant will be ramped up with feed sourced from the historical low-grade stockpiles beginning in Q2, 2022 with higher grade underground ore to be introduced in increasing amounts beginning in Q3, 2022. Overall, for 2022, the forecast assumes contribution from both historical stockpiles and from either the mine or from pre-production stockpiles. The final ratio will be dependent on plant ramp-up progress.

Safety, COVID-19, and Community

For the period of 15 months finishing in Q1, 2022, the Company's LTIFR stood at 0.57 per 200,000 working hours and its TRIFR stood at 3.98 per 200,000 working hours.

The Company's COVID-19 prevention measures continue to be critical for construction success at Las Chispas. COVID-19 risk mitigation efforts continued in Q1, 2022 with more than 4,900 rRt-PCR tests completed in the quarter. In total, from May 2020 to March 2022, SilverCrest has completed more than 20,000 COVID-19 rRt-PCR tests.  The Company is still operating a confined camp in order to limit COVID-19 related risks to the local communities.

In 2021, the COVID-19 positivity rate was 0.6% prior to site access. In January 2022, this rate increased to 9.9% and was followed by a rate of 3.4% in February 2022. These increases caused delays in the underground progress (development and stoping) and slowed the plant construction which nearly erased the schedule gains made by Ausenco in 2021. By March 2022, the positivity rate fell to 0.2% and construction productivity and progress resumed to previous levels which allowed the Project to remain on the Feasibility Study schedule.

At the end of Q1, 2022, there were more than 900 workers active at the Project (including on-site and off-duty personnel) with, 46% from Sonora, and 99% from Mexico. The Company has engaged more than 20 local businesses and is finalizing construction of the assay lab which is located in the nearby (14 km) community of Arizpe which is expected to provide full-time employment for 20 to 30 people. Once fully operational, the Las Chispas Mine will have approximately 400 to 450 full-time employees and contractors. The Company is also progressing work related to the impacts of potential climate change for both Las Chispas and local community. The initial results for the physical risk assessment portion of the work related to the Task Force for Climate Related Financial Disclosures ("TCFD") are expected in 2022 along with a water stewardship plan that will include and consider the findings of the TCFD data.

2022 Exploration

The focus of the 2021 Las Chispas drill program was to support the transition to production through further infill and initial delineation drilling of planned mining stopes before commencing processing in Q2, 2022.  In addition to the continued support for the transition to production and the work required to update the resource, the exploration team will continue to generate new targets for drilling at both Las Chispas and Picacho.

The H1, 2022 exploration focus at Las Chispas is to map and sample unexplored areas and generate new drill targets. SilverCrest currently has one (1) drill rig operating at Las Chispas where the focus remains on completion of construction and process plant commissioning.

Updated Technical Report

The Updated Technical Report is now targeted to be released in H1, 2023 (previously H2, 2022). This revised timing will allow the Company to incorporate data from further in-vein drifting, initial months of stoping and processing, reconciliation, and recent delineation drill results (stope and vein confirmation) for resource estimation. It is expected that the initial operating information in H2, 2022 will improve the quality of the assumptions (costs, productivity, dilution, mining recovery, metallurgical recovery, etc.) in the report. This report will incorporate updated resources and reserves, updated metallurgical test results, reconciliation (mine, stockpile and plant) including comparison to the 2021 Feasibility Study resource estimate, a revised mine plan, and updated operating and sustaining costs to reflect the impact of new outsourcing regulations and inflation from the Q3, 2020 cost base used in the Feasibility Study.

Well Financed for Construction Completion, Commissioning, and Ramp-Up

As at March 31, 2022, SilverCrest had cash and cash equivalents of $152.0 million and $30.0 million remaining under its $120.0 million Credit Facility. This $30 million remains available to the Company until August 2022. Prior to August 2022, the Company will assess the amount of the potential for any additional drawdown as the Company evaluates incoming information to help evaluate market conditions, the ramp up, H2, 2022 drilling priorities and further optimization opportunities.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed a feasibility study on the Las Chispas Project and is proceeding with mine construction. Start-up of processing at the Las Chispas Mine is targeted for mid-2022. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's construction and exploration programs at the Las Chispas Project and the start-up of processing at the Las Chispas Mine in Q2, 2022. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, mining and development costs, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Lindsay Bahadir, Manager Investor Relations and Corporate Communications

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1